CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$ 17,373
Prepaid assets	4,925
Total assets	$ 22,298

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 314
Income taxes payable	5,000
Total liabilities	5,314
Member's equity	16,984
Total liabilities and member's equity	$ 22,298